                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7)



                           Nextel Communications, Inc.
                      --------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                      --------------------------------------
                          (Title of Class of Securities)


                                   65332V 103
                          ------------------------------
                                 (CUSIP Number)



                    C. James Judson, Digital Radio, L.L.C.
                ----------------------------------------------
                   2300 Carillon Point, Kirkland, WA  98033
                ----------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                March 9, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No.                             13D                  Page  2
          ---------                                             ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     CRAIG O. MCCAW
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                47,791,039
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                47,791,039
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     47,791,039

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     13.11%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                  Page  3
          ---------                                             ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     DIGITAL RADIO, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 40,806,579
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 40,806,579
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     40,806,579

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.2%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                  Page  4
          ---------                                             ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     EAGLE RIVER INVESTMENTS, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   44,042,447
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   44,042,447
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     44,042,447

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     12.09%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                  Page  5
          ---------                                             ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     OPTION ACQUISITION, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                   2,898,562
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                   -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                   2,898,562
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,898,562

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .80%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

EXPLANATORY NOTE:

     This amended statement amends and supplements the information set forth in the Amendment No. 6 to Schedule 13D filed by the reporting persons on 8/4/99.


ITEM 1. SECURITY AND ISSUER

     This statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The principal executive offices of Nextel are located at 2001 Edmund Halley Drive, Reston, Virginia 20191.

     Capitalized terms which are not defined in this amended statement have the meanings defined in the original statement filed on August 7, 1995.

ITEM 2. IDENTITY AND BACKGROUND

     (a),(b),(c)  The persons filing this amended statement are:

         (1) Digital Radio, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Digital"). Digital is the direct owner of a portion of the securities of Nextel which are the subject of this statement. The principal business of Digital is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities associated with, Nextel. Eagle River Investments, L.L.C. has the exclusive management and control of Digital under the terms of its Limited Liability Company Agreement. The address for Digital's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

         (2) Option Acquisition, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Option Acquisition"). Option Acquisition is the direct holder of certain securities which are the subject of this statement and was formed for the sole purpose of holding options and the proceeds of the exercise of those options. Eagle River Investments, L.L.C. has the exclusive management and control of Option Acquisition under the terms of its Limited Liability Company Agreement. The address for Option Acquisition's principal business and principal office is 2300 Carillon Point, Kirkland, Washington, 98033.

         (3) Eagle River Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Eagle River"). The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

         (4) Craig O. McCaw, an individual ("Mr. McCaw"), is the controlling stockholder and director of Eagle River, Inc., and has voting and management control of Eagle River Investments, which in turn has voting and management control of both Digital and Option Acquisition. Mr. McCaw serves as Chairman of Digital and of Eagle River. In addition, Mr. McCaw serves as Chairman of Eagle River, Inc., which provides management and consulting services to Nextel's senior management and Board of Directors. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

     The executive officers of Digital, Option Acquisition and Eagle River are as follows: Craig O. McCaw, Chairman; Dennis Weibling, President/Treasurer; William A. Hoglund, Vice President and Chief Financial Officer; and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling, Mr. Hoglund and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson is 2300 Carillon Point, Kirkland, Washington 98033.

     (d),(e) During the past five years, none of Digital, Option Acquisition, Eagle River, Mr. McCaw or the other above-named executive officers of Digital and Eagle River has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson are all citizens of the United States of America.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended, as follows:

     On February 25, 2000, Digitial Radio L.L.C. distributed 8,000,000 shares of NEXTEL Communications Class A common stock to its members, including 3,995,697 to Eagle River Investments, L.L.C. On March 9,2000, 2,955,856 shares of
NEXTEL Communications Class A common stock were transferred by New Satco Holdings, Inc., a wholly owned subsidiary of Eagle River Investments, L.L.C., in satisfaction of its obligations to Chase Securities, Inc.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) The aggregate number of shares of Nextel Common Stock beneficially owned by each reporting person covered by this amended statement is as follows:

               Name                      Number of Shares(1)  Percentage
               ----                      ----------------     ----------
     Digital Radio, L.L.C.                  40,806,579(2)        11.2%
     Eagle River Investments, L.L.C.        44,042,477(3)        12.09%
     Option Acquisition, L.L.C.              2,898,562            0.80%
     Craig O. McCaw                         47,791,039(4)        13.11%

     (1) Based on 364,400,000 shares of Nextel Common Stock Shares outstanding on March 3, 2000.

     (2) Includes (i) 13,614,279 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares of Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock,
          (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock, (iv) 3,474,275 shares of
          Nextel Common Stock upon complete exercise of the remaining Nextel Options.

     (3) Includes (i) 13,614,279 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares or Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock owned by Digital, (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, (iv) 3,474,275 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital, and (v) 3,235,898 shares held directly.

     (4) Includes (i) 13,614,279 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares of Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock owned by Digital, (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, (iv) 3,474,275 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital, (v) 2,898,562 shares of Nextel Common Stock owned by Option Acquisition;
          (vi) 800,000 shares of Nextel Common Stock upon complete exercise of options held by Eagle River, Inc. which are currently exercisable; and (v) 3,235,898 shares held directly by Eagle River Investments, LLC, and (vii) 50,000 shares owned by Craig O. McCaw personally.

     (b) Pursuant to the terms of the Limited Liability Company Agreements of both Digital and Option Acquisition, the exclusive management and control, and all decisions regarding the management and affairs, of both Digital and Option Acquisition (including in each case investment decisions) are vested with Eagle River Investments, L.L.C. Mr. McCaw is the primary member of, and holder of the majority interest in, Eagle River Investments, L.L.C. As a result, he has voting and management control (including with respect to investment decisions) of Digital and Option Acquisition.

     (c)  See Item 4.

     (d)  None.

     (e) On July 28, 1998, Option Acquisition ceased to be the beneficial owner of more than 5% of the outstanding Nextel Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     See Item 4.